UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

 Banco Santander (Brasil) S.A.

4Q15 BR GAAP – EARNINGS RELEASE

January 27th, 2016

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

sTRATEGY	04

EXECUTIVE SUMMARY	05

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	06
BALANCE SHEET	10

OUR SHARES	19

RATINGS	20

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	21

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIANTION	24

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise. The reconciliation with the accounting result can be found on pages 24 and 25.

MANAGERIAL¹ ANALYSIS - BR GAAP	2015	2014	Var.	4Q15	3Q15	Var.
			2015x2014			4Q15x3Q15

RESULTS (R$ million)
Net interest income	29,636	27,649	7.2%	7,384	7,631	-3.2%
Fee and commission income	11,867	11,058	7.3%	3,210	2,919	10.0%
Allowance for loan losses	(9,661)	(9,392)	2.9%	(2,762)	(2,448)	12.8%
General Expenses²	(17,323)	(16,749)	3.4%	(4,632)	(4,288)	8.0%
Managerial net profit³	6,624	5,850	13.2%	1,607	1,708	-5.9%
Accounting net profit	6,998	2,161	223.8%	1,167	1,266	-7.8%

BALANCE SHEET (R$ million)
Total assets	677,454	589,956	14.8%	677,454	702,407	-3.6%
Securities	142,892	132,271	8.0%	142,892	154,262	-7.4%
Loan portfolio	260,988	245,514	6.3%	260,988	261,980	-0.4%
Individuals	84,805	78,304	8.3%	84,805	82,786	2.4%
Consumer finance	33,931	36,756	-7.7%	33,931	34,057	-0.4%
Small and Medium Enterprises	31,572	31,745	-0.5%	31,572	31,632	-0.2%
Corporate	110,680	98,709	12.1%	110,680	113,505	-2.5%
Expanded Credit Portfolio[4]	330,946	310,593	6.6%	330,946	331,922	-0.3%
Funding from Clients[5]	287,936	251,714	14.4%	287,936	287,660	0.1%
Equity[6]	50,673	50,453	0.4%	50,673	52,976	-4.3%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.8%	11.5%	1.3 p.p.	12.4%	12.8%	-0.4 p.p.
Return on average asset excluding goodwill[6] - annualized	1.1%	1.2%	-0.1 p.p.	0.9%	1.1%	-0.1 p.p.
Efficiency Ratio[7]	49.8%	50.8%	-0.9 p.p.	51.4%	48.0%	3.4 p.p.
Recurrence Ratio[8]	68.5%	66.0%	2.5 p.p.	69.3%	68.1%	1.2 p.p.
BIS ratio[9]	15.7%	17.5%	-1.8 p.p.	15.7%	15.8%	-0.1 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.2%	3.3%	-0.1 p.p.	3.2%	3.2%	0.0 p.p.
Delinquency (over 60 days)	4.0%	4.1%	0.0 p.p.	4.0%	4.0%	0.0 p.p.
Coverage ratio (over 90 days)	199.4%	180.0%	19.4 p.p.	199.4%	185.1%	14.3 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	198,534	164,111	21.0%	198,534	187,085	6.1%
Branches	2,262	2,252	10	2,262	2,255	7
PABs (mini branches)	1,175	1,160	15	1,175	1,181	(6)
Own ATMs	14,221	14,856	(635)	14,221	14,231	(10)
Shared ATMs	18,550	16,779	1,771	18,550	17,912	638
Total Customers (thousand)	32,430	31,093	1,337	32,430	32,054	376
Employees	50,024	49,309	715	50,024	50,519	(495)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit, excluding estraordinary results and considering 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 2015 was R$ 2,782 million, in 2014 it was R$ 3,689 million, in 4Q15 it was R$ 440 million and in the 3Q15 it was also R$ 442 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI, Treasury Notes (Letras Financeiras - LFT) and Certificates of Structured Operations (COE)
6. Excludes 100% of the goodwill that in 4Q15 it was R$ 4,146 million, in 4Q14 it was R$ 6,867 million and in the 3Q15 it was R$ 4,625 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. From 2015 on, considers the prudential conglomerate.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.

STRATEGY

STRATEGY

Banco Santander Brasil is a universal bank focusing on retail services. We are certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers, who become more engaged. To accomplish this, our priority is to be a simple, personal and fair bank. Our strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

●       Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of our customers.

●     Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

●        Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth.

●       Increase productivity through an intense agenda of productive transformation that allows us to offer a complete portfolio of services.

Throughout 2015, in the midst of our business transformation process, several projects were developed:

●       Business management: advances, improvements and consolidation of the new “CERTO” tool (business model and CRM), which has allowed managers to increase business productivity and devote more time to customer relationships.

●       Simplification and flexibility of services: a faster process for opening accounts, featuring a welcome package (account opening, delivery of cards and password issued all on the same day).

●       Quality of services: improvement in Central Bank’s ranking of complaints, currently occupying the fifth position and being the best among the large private banks.

●        Multi-channel platform: a new application for mobile banking (“Minha Conta”) and simplified access to internet banking. The bank already has over 4 million digital customers.

●       Segmentation: repositioning of the Van Gogh segment, directed at upper-middle income customers, with a competitive range of products, services, customer service and financial advice tailored to this segment. In addition, we launched the “Santander Business and Companies” segment, a unique financial and non-financial solution for the market, with the goal of creating a new relationship model that strengthens ties with and drives the development of SMEs.

●     Outstanding position on Global Corporate Banking (GCB): first place in the foreign exchange market and advisory leader in Project Finance operations.

●     Innovation of products and services: the launch of "AutoCompara", a tool for simultaneously quoting the price of auto insurance from different companies, so that customers can contract the most convenient option. In addition, there was an improvement on the acquisition business, reducing the delivery time of POS machines (the fastest delivery on the market) and launching of the Getnet App, which facilitates our customers' business management.

●         Engagement: launch of the application “É Comigo Santander”, a tool that enables employees to help improve the services provided to our customers.

Santander also continues to play an active role in Sustainability, with its pillars of Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. Proof of this came in the form of the significant recognition received throughout 2015, such as participation in the Corporate Sustainability Index (ISE) for the sixth consecutive year and the Climate Disclosure Leadership Index (CDLI). In addition, Santander is an industry leader with its the Microcredit program, which occupies a prominent position among private banks. Through our Santander Universities program, we distributed more than 11,000 scholarships in 2015, totalling more than R$23 million, thus contributing to the advancement of quality education in Brazil.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

The total net profit¹ totaled R$ 6,624 million in 2015, up 13.2% in twelve months and down 5.9% in the quarter.

This quarter the use of non-activated tax credits represented a net benefit to the tax line of approximately R$ 800 million. This benefit was fully offset in the net interest income and allowance for loan losses, and therefore had no impact on net income. (For more information see the reconciliation with the accounting results on pages 24 and 25).

Total revenues reached R$ 41,503 million in 2015, an increase of 7.2% (or R$ 2,796 million) in twelve months and 0.4% in the quarter. The allowance for loan losses amounted to R$ 9,661 million, a growth of 2.9% (or R$ 269 million) in twelve months and up 12.8% in the quarter. Revenues net of allowance for loan losses moved up by 8.6% in twelve months and a drop of 3.3% in the quarter.

General expenses totaled R$ 17.323 million in 2015, up 3.4% in twelve months (R$ 574 million), increasing well below inflation for the period, which keeps Santander Brasil in the industry leading position. Over the last three years, we have achieved savings of over 15% in real terms. In the quarter, there was a decrease of 8.0%, mainly by a collective bargaining. The efficiency ratio reached 49.8% in 2015, decreasing 0.9 p.p. in twelve months and 3.4 p.p. in the quarter.

The total credit portfolio came to R$ 260,988 million in 2015, up 6.3% in twelve months and down 0.4% in the quarter. Excluding the effect of the exchange rate variation, total credit portfolio would have grown by 0.5% in twelve month and would have decreased 0.1% in three months.

The expanded credit portfolio totaled R$ 330,946 million in 2015, a growth of 6.6% in twelve months and a fall of 0.3% in the quarter. Excluding the effect of the exchange rate variation, the expanded credit portfolio would have grown 2.0% in twelve months and would have decreased 0.1% in three months.

Loans to individuals closed 2015 at R$ 84,805 million, up 8.3% (or R$ 6,501 million) in 12 months mainly due to mortgage and payroll loans. In the quarter loans to individuals reached 2.4% mainly due to credit cards.

The consumer finance portfolio totaled R$ 33,931 million in 2015, down 7.7% (or R$ 2,825 million) in twelve months and 0.4% in the quarter.

The SMEs’ portfolio closed 2015 at R$ 31,572 million, a drop of 0.5% (or R$ 172 million) in twelve months and 0.2% in the quarter.

The Large Corporates portfolio came to R$ 110,680 million, up 12.1% (or R$ 11,971 million) in twelve months and down 2.5% in the quarter. The yearly evolution was positively affected by the exchange rate variation. Excluding said effect, this credit portfolio would have fallen by 1.4% in 12 months. The impact was negative in the quarter, therefore, excluding the effect, there was a 0.6 p.p. improvement for the period.

Total funding from clients reached R$ 287,936 million in 2015, up 14.4% in twelve months and 0.1% in the quarter. Total funding, that includes, among others, funding from clients and assets under management, came to R$ 515,931 million, 14.2% higher than 2014 and 0.7% increase in the quarter.

Total equity, excluding R$ 4,146 million related to goodwill, came to R$ 50,673 million in 2015. Return on average equity (ROAE), adjusted for goodwill, reached 12.8% in 2015, up 1.3 p.p. in twelve months and down 0.4% in the quarter. The BIS ratio reached 15.7% in 2015. Tier I capital reached 14.3% and Tier II capital stood at 1.4%. The coverage ratio (over 90 days) closed 2015 at 199.4%.

SUBSEQUENT EVENT

●     Call Option exercise of the remaining shares of Super Pagamentos e Administração de Meios Eletrônicos S.A. ("Super"). (More details see note 38 of the financial statements.).

 1. Accounting net profit excluding extraordinary events and considering 100% of the reversal of goodwill amortization expenses.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we will present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ million)
	2015	2014	Var.	4Q15	3Q15	Var.
			2015x2014			4Q15x3Q15

NET INTEREST INCOME	29,636	27,649	7.2%	7,384	7,631	-3.2%
Allowance for Loan Losses	(9,661)	(9,392)	2.9%	(2,762)	(2,448)	12.8%
NET INTEREST INCOME AFTER LOAN LOSSES	19,975	18,258	9.4%	4,622	5,183	-10.8%
Fee and commission income	11,867	11,058	7.3%	3,210	2,919	10.0%
General Expenses	(17,323)	(16,749)	3.4%	(4,632)	(4,288)	8.0%
Personnel Expenses + Profit Sharing	(8,079)	(7,387)	9.4%	(2,202)	(2,054)	7.2%
Administrative Expenses[2]	(9,244)	(9,362)	-1.3%	(2,430)	(2,234)	8.8%
Tax Expenses	(3,373)	(3,139)	7.4%	(784)	(770)	1.9%
Investments in Affiliates and Subsidiaries	2	3	-41.0%	0	0	95.5%
Other Operating Income/Expenses	(3,373)	(2,580)	30.7%	(802)	(844)	-4.9%
OPERATING INCOME	7,774	6,850	13.5%	1,614	2,201	-26.7%
Non Operating Income	117	141	-16.7%	(21)	21	-199.6%
NET PROFIT BEFORE TAX	7,892	6,991	12.9%	1,593	2,222	-28.3%
Income Tax and Social Contribution	(1,077)	(943)	14.2%	55	(431)	-112.8%
Minority Interest	(191)	(199)	-3.6%	(40)	(82)	-51.2%
NET PROFIT	6,624	5,850	13.2%	1,607	1,708	-5.9%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$ 29,636 million in 2015, up 7.2% year-on-year and down 3.2% quarter-on-quarter. The results for the quarter are due mainly to the performance of the “Other” line, as outlined below.

Revenues from loan operations grew 1.8% in twelve months and 0.7% in the quarter. In the same periods, the average volume of the loan portfolio grew by 11.8% and 0.8% respectively. The yearly revenue evolution still reflects the reduction in the average loan portfolio spread, in turn essentially due to the change in the mix of products/segments. In the quarter the spreads remained stable, keeping the level close to 8.5% since 4Q14.

Revenues from deposits increased by 14.8% in twelve months and dropped 4.1% in the quarter.

The “Others” line, which includes the result of the structural interest rate gap, revenue from customers in treasury activities and others, moved up by 27.0% (or R$ 1,422 million) in twelve months and down 14.9% in the quarter.

SANTANDER BRASIL RESULTS

NET INTEREST INCOME	2015	2014	Var.	4Q15	3Q15	Var.
(R$ million)			2015x2014			4Q15x3Q15

Net Interest Income	29,636	27,649	7.2%	7,384	7,631	-3.2%
Loans	21,444	21,075	1.8%	5,473	5,435	0.7%
Average volume	252,905	226,284	11.8%	256,826	254,687	0.8%
Spread (Annualized)	8.5%	9.3%	-0.83 p.p.	8.5%	8.5%	-0.01 p.p.
Deposits	1,510	1,315	14.8%	376	392	-4.1%
Average volume	136,449	129,841	5.1%	138,850	140,084	-0.9%
Spread (Annualized)	1.1%	1.0%	0.09 p.p.	1.1%	1.1%	-0.04 p.p.
Others¹	6,682	5,259	27.0%	1,535	1,805	-14.9%

1. Includes Gains (Losses) on financial transactions and other net interest income.

FEE AND COMMISSION INCOME

Revenues from the provision of services and banking fees amounted to R$ 11.867 million in 2015, up 7.3% in twelve months (R$ 810 million), driven mainly by “Insurance” and "Current Account Services” lines. There was an increase of 10.0% in the quarter, explained largely by the better performance of the “Credit Cards” and “Insurance” lines.

Commissions from credit cards totaled R$ 3.494 million in 2015, up 1.9% in twelve months (R$ 65 million) and 7.6% in the quarter.

Insurance fees totaled R$ 1,987 million in 2015, up 10.4% (or R$ 187 million) in twelve months. The increase in the quarter, of 36.0%, was due to the seasonal effect of policy renewals, which are concentrated in the fourth quarter of the year.

Current account services fees totaled R$ 2,052 million in 2015, up 11.6% (or R$ 214 million) in twelve months and 4.9% in the quarter.

Asset management fees totaled R$ 1,028 million in 2015, up 1.9% (or R$ 19 million) in twelve months and down 8.5% in the quarter. The evolution in the quarter reflects the sale of the custody business occurred on 3Q15. Excluding this effect, this line was down 2.0% in the quarter.

Additionally, income from lending operations came to R$ 1,380 million in 2015, up 10.0% (or R$ 126 million) in twelve months and up 6.9% in the quarter.

FEE AND COMMISSION INCOME	2015	2014	Var.	4Q15	3Q15	Var.
(R$ Million)			2015x2014			4Q15x3Q15

Cards	3,494	3,429	1.9%	948	881	7.6%
Insurance fees	1,987	1,800	10.4%	587	432	36.0%
Current Account Services	2,052	1,839	11.6%	556	530	4.9%
Asset Management	1,028	1,008	1.9%	247	270	-8.5%
Lending Operations	1,380	1,255	10.0%	361	338	6.9%
Collection Services	1,025	924	10.9%	276	263	5.1%
Securities Brokerage, Custody and Placement Services	516	501	3.0%	133	97	36.3%
Others	386	303	27.3%	102	108	-5.2%
Total	11,867	11,058	7.3%	3,210	2,919	10.0%

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses, including depreciation and amortization, totaled R$ 17,323 million at the end of 2015, an increase of 3.4% (or R$ 574 million) in twelve months, well below the inflation rate in the same period. This performance maintains Santander Brasil as a leader in the industry. It is worth noting that the twelve-month figures are impacted by the merger of Getnet and association with Bonsucesso. Excluding this impact, the increase in twelve months would be only 0.7%. In the quarter, the increase was 8.0%.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 15,431 million in 2015, an increase of 3.9% in twelve months (or R$ 579 million) and 8.9% over the previous quarter.

Personnel expenses, including profit sharing, came to R$ 8,079 million in 2015, an increase of 9.4% (or R$ 693 million) year on year and 7.2% quarter on quarter. The increase at both levels of comparison reflects higher expenses with compensation, benefits and fees, due to collective bargaining.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 7,352 million in 2015, a 1.5% (or R$ 114 million) decline in twelve months. In the quarter, the 10.8% increase was mainly due to higher expenses from “Specialized technical and third-party services“ and “Advertising, promotion and publicity” that together were responsible for 70% of the variation in this period. Depreciation and amortization totaled R$ 1,892 million in 2015, down 0.2% (or R$ 4 million) in twelve months and down 0.5% in the quarter.

The efficiency ratio reached 51.4% in this quarter, down 2.1 p.p. over 4Q14 and up 3.4 p.p. over the previous quarter.

EXPENSES' BREAKDOWN (R$ million)	2015	2014	Var.	4Q15	3Q15	Var.
			2015x2014			4Q15x3Q15

Outsourced and Specialized Services	2,178	2,466	-11.7%	601	521	15.3%
Advertising, promotions and publicity	431	458	-6.0%	169	118	43.1%
Data processing	1,429	1,339	6.8%	377	366	3.1%
Communications	518	555	-6.6%	136	128	6.2%
Rentals	725	726	-0.2%	183	179	2.4%
Transport and Travel	223	199	11.9%	65	57	14.0%
Security and Surveillance	662	611	8.3%	175	175	0.1%
Maintenance	228	210	8.4%	56	57	-1.2%
Financial System Services	231	336	-31.4%	49	68	-27.5%
Water, Electricity and Gas	214	164	30.7%	58	51	14.5%
Material	78	88	-11.2%	21	18	14.2%
Others	437	314	39.2%	145	99	45.9%
Subtotal	7,352	7,466	-1.5%	2,035	1,837	10.8%
Depreciation and Amortization[1]	1,892	1,896	-0.2%	395	397	-0.5%
ADMINISTRATIVE EXPENSES	9,244	9,362	-1.3%	2,430	2,234	8.8%

Compensation²	5,045	4,703	7.3%	1,356	1,310	3.5%
Charges	1,569	1,341	17.0%	447	381	17.3%
Benefits	1,324	1,210	9.5%	356	327	8.8%
Training	99	105	-5.2%	31	24	27.8%
Others	42	29	45.6%	11	11	0.7%
PERSONNEL EXPENSES	8,079	7,387	9.4%	2,202	2,054	7.2%

ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	15,431	14,853	3.9%	4,237	3,891	8.9%

TOTAL GENERAL EXPENSES	17,323	16,749	3.4%	4,632	4,288	8.0%

1. Excludes the expenses of goodwill amortization, which in 2015 was R$ 2,782 million, in 2014 it was R$ 3,689 million, in 4Q15 it was R$ 440 million and in the 3Q15 it was also R$ 442 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

 The allowance for loan losses totaled R$ 9,661 million in 2015, up 2.9% in twelve months (or R$ 269 million) and 12.8% in the quarter.

ALLOWANCE FOR LOAN LOSSES	2015	2014	Var.	4Q15	3Q15	Var.
(R$ million)			2015x2014			4Q15x3Q15

Gross allowance for loan losses	(12,007)	(11,909)	0.8%	(3,497)	(2,975)	17.6%
Income from recovery of written off loans	2,346	2,517	-6.8%	735	527	39.5%
Total	(9,661)	(9,392)	2.9%	(2,762)	(2,448)	12.8%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$ 3,373 million in 2015, an increase of 30.7% (or R$ 793 million) in twelve months and decrease of 4.9% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ million)	2015	2014	Var.	4Q15	3Q15	Var.
			2015x2014			4Q15x3Q15

Other operating income (expenses)	(3,373)	(2,580)	30.7%	(802)	(844)	-4.9%
Expenses from cards	(1,458)	(1,691)	-13.8%	(406)	(349)	16.4%
Net Income Capitalization	261	257	1.6%	71	70	1.6%
Provisions for contingencies¹	(2,183)	(1,914)	14.0%	(610)	(661)	-7.7%
Others	6	768	-99.2%	143	96	49.0%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 1,077 million in 2015, reaching an effective rate of 13.6%, registering an increase of 0.2 p.p. in twelve months. In the 4Q15, income tax expenses decreased due mainly to the payment of interest on equity of R$ 1,400 million.

SANTANDER BRASIL RESULTS

balance sheet

At the close of 2015, total assets reached R$ 677,454 million, up 14.8% in twelve months and down 3.6% in the quarter. In the same period, total equity came to R$ 54,819 million, or R$ 50,673 million excluding goodwill.

ASSETS (R$ million)	Dec/15	Dec/14	Var.	Sep/15	Var.
			Dec/15xDec/14		Dec/15xSep/15

Current Assets and Long Term Assets	663,809	572,730	15.9%	689,054	-3.7%
Cash and Cash Equivalents	6,864	5,075	35.3%	6,928	-0.9%
Interbank Investments	55,810	39,809	40.2%	59,264	-5.8%
Money Market Investments	31,990	24,704	29.5%	29,933	6.9%
Interbank Deposits	1,989	4,036	-50.7%	2,341	-15.0%
Foreign Currency Investments	21,831	11,068	97.2%	26,989	-19.1%
Securities and Derivative Financial Instrument	142,892	132,271	8.0%	154,262	-7.4%
Own Portfolio	36,311	53,217	-31.8%	29,891	21.5%
Subject to Repurchase Commitments	58,961	49,171	19.9%	72,895	-19.1%
Posted to Central Bank of Brazil	6,216	9,286	-33.1%	8,541	-27.2%
Pledged in Guarantees	15,390	12,231	25.8%	16,330	-5.8%
Others	26,013	8,366	211.0%	26,604	-2.2%
Interbank Accounts	55,303	30,308	82.5%	52,224	5.9%
Interbranch Accounts	-	-	n.a.	-	n.a.
Lending Operations	244,460	231,021	5.8%	246,648	-0.9%
Lending Operations	261,083	245,596	6.3%	262,050	-0.4%
Lending Operations Related to Assignment	209	6	n.a	203	3.3%
(Allowance for Loan Losses)	(16,832)	(14,582)	15.4%	(15,605)	7.9%
Others Receivables	155,993	131,892	18.3%	167,419	-6.8%
Others Assets	2,486	2,355	5.6%	2,310	7.6%
Permanent Assets	13,645	17,226	-20.8%	13,353	2.2%
Investments	68	38	78.5%	38	77.0%
Fixed Assets	6,986	6,923	0.9%	6,733	3.8%
Intangibles	6,591	10,265	-35.8%	6,581	0.2%
Goodwill	27,490	27,428	0.2%	27,527	-0.1%
Intangible Assets	7,751	7,594	2.1%	6,934	11.8%
(Accumulated Amortization)	(28,649)	(24,757)	15.7%	(27,881)	2.8%
Total Assets	677,454	589,956	14.8%	702,407	-3.6%

Goodwill (net of the amortization)	4,146	6,867	-39.6%	4,625	-10.4%
Total Assets (excluding goodwill)	673,308	583,089	15.5%	697,782	-3.5%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ million)	Dec/15	Dec/14	Var.	Sep/15	Var.
			Dec/15xDec/14		Dec/15xSep/15

Current Liabilities and Long Term Liabilities	620,293	531,085	16.8%	642,458	-3.5%
Deposits	141,886	143,632	-1.2%	145,585	-2.5%
Demand Deposits	15,698	16,049	-2.2%	18,521	-15.2%
Savings Deposits	35,985	37,939	-5.2%	35,540	1.3%
Interbank Deposits	3,675	3,776	-2.7%	3,402	8.0%
Time Deposits	86,528	85,867	0.8%	88,121	-1.8%
Money Market Funding	134,960	110,353	22.3%	138,758	-2.7%
Own Portfolio	104,218	87,305	19.4%	110,909	-6.0%
Third Parties	10,828	11,851	n.a.	11,605	-6.7%
Free Portfolio	19,915	11,197	77.9%	16,243	22.6%
Funds from Acceptance and Issuance of Securities	99,848	74,952	33.2%	99,202	0.7%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	84,607	61,893	36.7%	81,786	3.4%
Securities Issued Abroad	13,472	11,796	14.2%	15,778	-14.6%
Others	1,769	1,263	40.1%	1,639	8.0%
Interbank Accounts	14	14	4.0%	1,626	n.a.
Interbranch Accounts	3,818	2,678	42.6%	2,617	45.9%
Borrowings	36,762	24,444	50.4%	39,384	-6.7%
Domestic Onlendings -Official Institutions	16,263	15,614	4.2%	14,767	10.1%
Foreign Onlendings	-	-	n.a.	-	n.a.
Derivative Financial Instruments	22,883	8,813	n.a.	29,870	-23.4%
Other Payables	163,859	150,587	8.8%	170,650	-4.0%
Deferred Income	385	409	-5.7%	396	-2.7%
Minority Interest	1,956	1,141	71.4%	1,951	0.3%
Equity	54,819	57,321	-4.4%	57,602	-4.8%
Total Liabilities	677,454	589,956	14.8%	702,407	-3.6%

Equity (excluding goodwill)	50,673	50,453	0.4%	52,976	-4.3%

SECURITIES

Securities totaled R$ 142,892 million in December 2015, up 8.0% in twelve months and down 7.4% in the quarter. The variation in the financial instruments line is mainly explained by the exchange rate variation.

SECURITIES (R$ Million)	Dec/15	Dec/14	Var.	Sep/15	Var.
			Dec/15xDec/14		Dec/15xSep/15

Public securities	97,379	105,432	-7.6%	108,204	-10.0%
Private securities, funds quotas / others	19,502	18,476	5.6%	19,457	0.2%
Financial instruments	26,010	8,363	211.0%	26,601	-2.2%
Total	142,892	132,271	8.0%	154,262	-7.4%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

The credit portfolio totaled R$ 260,988 million at the end of 2015, growing 6.3% in twelve (or R$ 15,474 million) months and falling 0.4% in the quarter. In both comparisons (twelve months and quarterly), the foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the Dollar. Thus, excluding the exchange rate variation impact, the credit portfolio would have grown 0.5% and would have decreased 0.1% in twelve months and in the quarter, respectively.

The foreign currency credit portfolio, including dollar-indexed loans, totaled R$ 44,663 million at the end of 2015, up 36.2% on the R$ 32,796 million recorded in 2014 and 11.9% lower than previous quarter.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended 2015 at R$ 330,946 million, up 6.6% in 12 months (or R$20,352 million) and down 0.3% in the quarter. Excluding the exchange rate variation impact, the expanded credit portfolio would have grown 2.0% in twelve months and would have decreased 0.1% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Dec/15	Dec/14	Var.	Sep/15	Var.
(R$ million)			Dec/15xDec/14		Dec/15xSep/15

Individuals	84,805	78,304	8.3%	82,786	2.4%
Consumer Finance	33,931	36,756	-7.7%	34,057	-0.4%
SMEs	31,572	31,745	-0.5%	31,632	-0.2%
Corporate	110,680	98,709	12.1%	113,505	-2.5%
Total portfolio	260,988	245,514	6.3%	261,980	-0.4%
Other credit related transactions¹	69,958	65,079	7.5%	69,942	0.0%
Total expanded credit portfolio	330,946	310,593	6.6%	331,922	-0.3%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed 2015 at R$ 84,805 million, up 8.3% (or R$ 6,501 million) in twelve months and 2.4% in the quarter. The evolution in twelve months was positively impact by the conclusion of partnership with Bonsucesso, in February 2015, operation that strengthening the payroll business. Excluding this impact, the individual’s loan portfolio would have grown 2.8% in twelve months. The yearly increase was driven by mortgage and payroll loans.

The balance of mortgages ended 2015 at R$ 25,932 million, up 21.6% (or R$ 4,614 million) in twelve months and 3.1% in the quarter.

Payroll loans totaled R$ 14,656 million, up 29.2% (or R$ 3,314 million) in twelve months and 5.5% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed 2015 at R$ 33,931 million, down 7.7% (or R$ 2,825 million) in twelve months and 0.4% in the quarter. Of this total, R$ 27,833 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$ 30,315 million at the end of 2015, a fall of 9.6% in 12 months and 2.6% in the quarter.

CORPORATE AND SMEs

Corporate and SME loans ended 2015 at R$ 142,252 million, up 9.0% (or R$ 11,798 million) in twelve months and down 2.0% in the quarter.

The Corporate loan portfolio came to R$ 110,680 million, up 12.1% (or R$ 11,971 million) in twelve months and down 2.5% in the quarter, positively impacted by the exchange rate variation in twelve months. Excluding this effect, the portfolio shows a decrease of 1.4% in twelve months. In the quarter the impact was negative, but there was a currency appreciation, therefore, without the effect of changes in the exchange rate, there was an improvement of 0.6 p.p.

Loans to SMEs totaled R$ 31,572 million at the end of 2015, down 0.5% (or R$ 172 million) in twelve months and 0.2% in the quarter.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Dec/15	Dec/14	Var.	Sep/15	Var.
PORTFOLIO BY PRODUCT (R$ million)			Dec/15xDec/14		Dec/15xSep/15

Individuals
Leasing / Auto Loans¹	2,481	3,229	-23.1%	2,714	-8.6%
Credit Card	19,134	18,341	4.3%	17,453	9.6%
Payroll Loans²	14,656	11,342	29.2%	13,886	5.5%
Mortgages	25,932	21,318	21.6%	25,157	3.1%
Agricultural Loans	3,453	3,383	2.1%	3,475	-0.6%
Personal Loans / Others	19,149	20,691	-7.5%	20,101	-4.7%
Total Individuals	84,805	78,304	8.3%	82,786	2.4%

Consumer Finance	33,931	36,756	-7.7%	34,057	-0.4%

Corporate and SMEs
Leasing / Auto Loans	2,926	3,137	-6.7%	3,006	-2.7%
Real Estate	10,718	10,283	4.2%	10,784	-0.6%
Trade Finance	20,570	20,455	0.6%	23,436	-12.2%
On-lending	13,745	12,113	13.5%	11,853	16.0%
Agricultural Loans	2,611	2,780	-6.1%	2,546	2.6%
Working capital / Others	91,682	81,685	12.2%	93,511	-2.0%
Total Corporate and SMEs	142,252	130,454	9.0%	145,137	-2.0%

Total Credit	260,988	245,514	6.3%	261,980	-0.4%
Other Credit Risk Transactions with clients³	69,958	65,079	7.5%	69,942	0.0%

Total Expanded Credit Portfolio	330,946	310,593	6.6%	331,922	-0.3%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 30,315 million in Dec/15, R$ 33,552 million in Dec/14 and R$ 31,128 million in Sep/15.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

SANTANDER BRASIL RESULTS

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 16,832 million at the end of 2015, up 15.4% in 12 months and 7.9% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of the allowance for loan losses by loans overdue by more than 90 days. At the end of 2015, the indicator reached 199.4%. This increase was mainly due to the impact of the reinforcement of provisions for economic groups in the large company segment, which occurred in 2015, and was also anticipatory in nature, given the uncertainty levels of the economic environment

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 12,721 million at the end of 2015, down 8.6% in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the customers, including the renegotiation of previously written-off loans. In the quarter, this portfolio remained stable.

In December 2015, 55.5% of the portfolio was provisioned. These levels are considered adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO	Dec/15	Dec/14	Var.	Sep/15	Var.
(R$ million)			Dec/15xDec/14		Dec/15xSep/15

Renegotiated Portfolio	12,721	13,918	-8.6%	12,760	-0.3%
Allowance for loan losses over renegotiated portfolio	(7,066)	(7,051)	0.2%	(7,067)	0.0%
Coverage %	55.5%	50.7%	4.9 pp	55.4%	0.2 pp

SANTANDER BRASIL RESULTS

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.2% of the total credit portfolio, up 0.1 p.p. in 12 months and remains stable in the quarter. The delinquency ratio of the individual segment reached at 4.7%, down 0.1 p.p. in 12 months and up 0.1 p.p. in the quarter. Delinquency in the corporate segment came to 2.1%, remaining stable year-on-year and dropping 0.1 p.p. quarter-on-quarter.

DELINQUENCY RATIO (15-90 DAYS)

The 15-90 day delinquency ratio came to 5.0% at the end of 2015, up 0.9 p.p. in twelve months and 0.7 p.p. in previous quarter. The indicator worse was due to the corporate segment, which it was up 1.8 p.p. in twelve months and 1.6 p.p. in the quarter, reaching 4.0%. The increase in this indicator was fully explained by specific facts in the corporate segment. Meanwhile, individual delinquency improved during both periods of comparison, by 0.1 p.p. and 0.4 p.p., in the year-on-year and quarterly comparisons, respectively.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed 2015 at R$ 287,936 million, up 14.4% (or R$ 36,221 million) in twelve months and 0.1% in the quarter. In both periods of comparison, the highlights were treasury notes and debenture.

FUNDING (R$ million)	Dec/15	Dec/14	Var.	Sep/15	Var.
			Dec/15xDec/14		Dec/15xSep/15

Demand deposits	15,698	16,049	-2.2%	18,521	-15.2%
Saving deposits	35,985	37,939	-5.2%	35,540	1.3%
Time deposits	86,528	85,867	0.8%	88,121	-1.8%
Debenture/LCI/LCA¹	90,226	74,276	21.5%	88,855	1.5%
Treasury Notes (Letras Financeiras)²	59,499	37,583	58.3%	56,622	5.1%
Funding from clients	287,936	251,714	14.4%	287,660	0.1%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

CREDIT/FUNDING RATIO

The credit/funding ratio reached 90.6% at the end of 2015, down 6.9 p.p. in 12 months and 0.4 p.p. in the quarter.

The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding reached 82.2% in December 2015, down 3.2 p.p. in 12 months.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ million)	Dec/15	Dec/14	Var.	Sep/15	Var.
			Dec/15xDec/14		Dec/15xSep/15

Funding from clients (A)	287,936	251,714	14.4%	287,660	0.1%
(-) Reserve Requirements	(55,096)	(30,101)	83.0%	(50,221)	9.7%
Funding Net of Reserve Requirements	232,840	221,613	5.1%	237,439	-1.9%
Borrowing and Onlendings	16,342	15,737	3.8%	14,859	10.0%
Subordinated Debts	18,059	14,071	28.3%	17,864	1.1%
Offshore Funding	50,156	36,116	38.9%	55,070	-8.9%
Total Funding (B)	317,397	287,537	10.4%	325,232	-2.4%
Assets under management¹	198,534	164,111	21.0%	187,085	6.1%
Total Funding and Asset under management	515,931	451,648	14.2%	512,317	0.7%
Total Credit (C)	260,988	245,514	6.3%	261,980	-0.4%
C / B (%)	82.2%	85.4%		80.6%

C / A (%)	90.6%	97.5%		91.1%

1 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO¹

The BIS ratio reached 15.7% in 2015, the decrease of 0.1 p.p. on the quarter and 1.8 p.p. in the 12-month variation.

On the 12-month variation, the impacts on the ratio were due to exchange rate fluctuations during the period, change percentage of deductions of the BIS Phase In from 20% to 40% and growth of the loan portfolio.

1- From 2015 on, considers the prudential conglomerate.

OWN RESOURCES AND BIS (R$ million)	Dec/15	Dec/14	Var.	Sep/15	Var.
			Dec/15xDec/14		Dec/15xSep/15

Tier I Regulatory Capital	52,977	58,592	-9.6%	55,960	-5.3%
CET1	48,032	55,229	-13.0%	50,931	-5.7%
Additional Tier I	4,945	3,364	47.0%	5,030	-1.7%
Tier II Regulatory Capital	5,182	4,971	4.2%	5,612	-7.7%
Adjusted Regulatory Capital (Tier I and II)	58,159	63,563	-8.5%	61,573	-5.5%
Risk Weighted Assets (RWA)	369,850	363,728	1.7%	389,030	-4.9%
Required Regulatory Capital	40,683	40,010	1.7%	42,793	-4.9%
Adjusted Credit Risk Capital requirement	36,508	35,528	2.8%	36,979	-1.3%
Market Risk Capital requirement	2,301	2,808	-18.1%	3,940	-41.6%
Operational Risk Capital requirement	1,874	1,674	11.9%	1,874	0.0%
Basel Ratio	15.7%	17.5%	-1.8 p.p.	15.8%	-0.1 p.p.
Tier I	14.3%	16.1%	-1.8 p.p.	14.4%	-0.1 p.p.
- CET1	13.0%	15.2%	-2.2 p.p.	13.1%	-0.1 p.p.
Tier II	1.4%	1.4%	0.0 p.p.	1.4%	0.0 p.p.

OUR SHARES

CORPORATE GOVERNANCE

With a free float of 10.7%, Santander Brasil is listed on the traditional trading segment of Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBovespa). Despite the lower level of requirements of this segment, the Bank maintains the best practices of corporate governance. In this quarter there was a reduction in the total number of shares due to partial cancellation of treasury shares in the amount of 37,757,908 shares.

SIMPLIFIED OWNERSHIP STRUCTURE

 Santander’s ownership structure at the end of 2015 was as follows:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	3,441,939	89.4%	3,275,276	88.2%	6,717,215	88.8%
Treasury Shares	20,218	0.5%	20,218	0.5%	40,435	0.5%
Free Float	388,814	10.1%	416,618	11.2%	805,432	10.7%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,082	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

Santander Brasil in 2015 declared a total of R$ 4,800 million in dividends and R$ 1,400 million as interest on equity (JCP), totalling R$ 6,200 million. Of this total, R$ 150 million was paid on August 28, R$ 3,050 million on October 5, 2015 and the remaining R$ 3,000 million, will be paid from February 25, 2016.

PERFORMANCE

SANB11	2015	2014	Var. 2015x2014	4Q15	3Q15	Var. 4Q15x3Q15

Earnings (annualized) per unit (R$)	1.76	1.55	13.5%	1.71	1.81	-5.8%
Dividend + Interest on capital per unit¹ (R$)	1.65	0.41	n.a.	0.80	0.81	-1.5%
Closing price (R$)²	16.0	13.5	19.2%	16.0	12.6	27.2%
Book Value per unit (R$)[3]	13.5	13.4	0.4%	13.5	14.1	-4.3%
Market Capitalization (R$ bi)[4]	60.3	50.8	18.9%	60.3	47.5	27.0%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total Units (Unit = 1 ON + 1 PN) x last Unit's price.

1 – Voluntary tender offer concluded on October 30, 2014.

RATINGS

RATINGS AGENCIES

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operating performance and financial strength, and other factors related to the financial sector and the economic environment in which the company is inserted, with the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (negative)	F2	BBB- (negative)	F3	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BB+ (negative)	B	BB+ (negative)	B	brAA+ (negative)	brA-1

Moody's (outlook)	Baa2 (stable)	Prime-2	Baa3 (stable)	Prime-3	Aaa.br (stable)	Br-1

Ratings assigned according published reports by Rating Agencies.

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ million)	Dec/15	Sep/15	Jun/15	Mar/15	Dec/14

Current Assets and Long Term Assets	663,809	689,054	591,269	596,216	572,730
Cash and Cash Equivalents	6,864	6,928	5,525	4,964	5,075
Interbank Investments	55,810	59,264	56,850	48,736	39,809
Money Market Investments	31,990	29,933	32,452	36,619	24,704
Interbank Deposits	1,989	2,341	2,270	2,952	4,036
Foreign Currency Investments	21,831	26,989	22,129	9,166	11,068
Securities and Derivative Financial Instrument	142,892	154,262	145,900	131,493	132,271
Own Portfolio	36,311	29,891	38,403	31,313	53,217
Subject to Repurchase Commitments	58,961	72,895	70,536	57,922	49,171
Posted to Central Bank of Brazil	6,216	8,541	9,991	9,965	9,286
Pledged in Guarantees	15,390	16,330	13,930	17,992	12,231
Others	26,013	26,604	13,039	14,301	8,366
Interbank Accounts	55,303	52,224	34,689	34,291	30,308
Restricted Deposits:	55,266	50,392	32,856	32,837	30,270
Others	37	1,832	1,833	1,455	38
Interbranch Accounts	-	-	-	-	-
Lending Operations	244,460	246,648	239,445	244,162	231,021
Lending Operations	261,083	262,050	254,523	258,236	245,596
Lending Operations Related to Assignment	209	203	2	4	6
(Allowance for Loan Losses)	(16,832)	(15,605)	(15,080)	(14,078)	(14,582)
Other Receivables	155,993	167,419	106,410	130,277	131,892
Foreign Exchange Portfolio	91,855	101,360	55,772	75,696	81,041
Tax Credits	33,988	32,457	23,308	26,689	21,972
Others	30,150	33,601	27,330	27,891	28,879
Others Assets	2,486	2,310	2,449	2,292	2,355
Permanent Assets	13,645	13,353	14,021	16,075	17,226
Investments	68	38	38	38	38
Fixed Assets	6,986	6,733	6,707	6,783	6,923
Intangibles	6,591	6,581	7,276	9,253	10,265
Goodwill	27,490	27,527	27,527	27,531	27,428
Intangible Assets	7,751	6,934	6,940	7,693	7,594
(Accumulated Amortization)	(28,649)	(27,881)	(27,192)	(25,971)	(24,757)
Total Assets	677,454	702,407	605,290	612,291	589,956

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL INCOME STATEMENTS

LIABILITIES (R$ million)	Dec/15	Sep/15	Jun/15	Mar/15	Dec/14

Current Liabilities and Long Term Liabilities	620,293	642,458	541,233	553,030	531,085
Deposits	141,886	145,585	143,787	140,580	143,632
Demand Deposits	15,698	18,521	14,842	15,255	16,049
Savings Deposits	35,985	35,540	36,595	37,569	37,939
Interbank Deposits	3,675	3,402	3,008	3,748	3,776
Time Deposits	86,528	88,121	89,342	84,008	85,867
Money Market Funding	134,960	138,758	126,218	117,102	110,353
Own Portfolio	104,218	110,909	104,145	89,866	87,305
Third Parties	10,828	11,605	6,300	10,400	11,851
Free Portfolio	19,915	16,243	15,774	16,836	11,197
Funds from Acceptance and Issuance of Securities	99,848	99,202	90,496	83,722	74,952
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	84,607	81,786	77,129	69,457	61,893
Securities Issued Abroad	13,472	15,778	11,910	12,911	11,796
Others	1,769	1,639	1,457	1,354	1,263
Interbank Accounts	14	1,626	1,573	1,284	14
Interbranch Accounts	3,818	2,617	2,229	2,025	2,678
Borrowings	36,762	39,384	29,567	29,274	24,444
Domestic Onlendings -Official Institutions	16,263	14,767	15,737	15,987	15,614
National Economic and Social Development Bank (BNDES)	7,886	6,367	6,817	6,887	7,484
National Equipment Financing Authority (FINAME)	8,045	8,064	8,646	8,774	7,788
Other Institutions	332	337	274	326	342
Foreign Onlendings	-	-	-	-	-
Derivative Financial Instruments	22,883	29,870	12,676	15,247	8,813
Other Payables	163,859	170,650	118,948	147,808	150,587
Foreign Exchange Portfolio	89,330	99,537	54,993	76,831	80,297
Tax and Social Security	10,537	10,695	10,776	17,706	17,431
Subordinated Debts	8,097	7,818	7,546	7,520	7,294
Debt Instruments Eligible to Compose Capital	9,962	10,046	7,914	8,114	6,777
Others	45,932	42,552	37,718	37,639	38,788
Deferred Income	385	396	419	408	409
Minority Interest	1,956	1,951	1,906	1,449	1,141
Equity	54,819	57,602	61,732	57,403	57,321
Total Liabilities	677,454	702,407	605,290	612,291	589,956

ADDITIONAL INFORMATION – BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ million)
	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14

NET INTEREST INCOME	7,384	7,631	7,480	7,140	6,983	6,980	6,686	7,000
Allowance for Loan Losses	(2,762)	(2,448)	(2,338)	(2,112)	(2,128)	(2,466)	(2,451)	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	4,622	5,183	5,142	5,028	4,854	4,514	4,235	4,654
Fee and commission income	3,210	2,919	2,910	2,828	2,977	2,765	2,683	2,633
General Expenses	(4,632)	(4,288)	(4,300)	(4,103)	(4,440)	(4,303)	(4,032)	(3,974)
Personnel Expenses + Profit Sharing	(2,202)	(2,054)	(1,962)	(1,861)	(1,976)	(1,863)	(1,788)	(1,760)
Administrative Expenses²	(2,430)	(2,234)	(2,337)	(2,242)	(2,464)	(2,439)	(2,244)	(2,214)
Tax Expenses	(784)	(770)	(889)	(929)	(822)	(768)	(782)	(767)
Investments in Affiliates and Subsidiaries	0	0	0	1	2	0	0	(0)
Other Operating Income/Expenses	(802)	(844)	(925)	(802)	(850)	(481)	(444)	(806)
OPERATING PROFIT	1,614	2,201	1,938	2,022	1,721	1,728	1,661	1,741
Non Operating Income	(21)	21	39	78	28	67	37	9
NET PROFIT BEFORE TAX	1,593	2,222	1,977	2,100	1,749	1,795	1,697	1,749
Income Tax and Social Contribution	55	(431)	(293)	(408)	(162)	(282)	(230)	(269)
Minority Interest	(40)	(82)	(9)	(60)	(66)	(50)	(30)	(53)
NET PROFIT	1,607	1,708	1,675	1,633	1,521	1,464	1,437	1,428

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 24 and 25.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ million)	4Q15	3Q15	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14

Net Interest Income	665	(8,358)	882	(4,721)	(1,166)	(1,368)	380	486
Tax Expenses	(65)	871	(96)	513	107	131	(57)	(68)
Income Tax	(600)	7,487	(786)	4,208	1,059	1,237	(323)	(419)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to ensure a better understanding of the results in BR GAAP, we present below the reconciliation of the managerial result with the accounting result. It is worth noting that these adjustments, with the exception of the amortization of goodwill and the extraordinary items, have no effect on net profit.

	2015	Reclassifications					Others Events[5]	2015
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/ Others[4]		Managerial

NET INTEREST INCOME	20,810	(11,532)	2,346	-	-	1,528	(1,168)	29,636
Allowance for Loan Losses	(14,773)	-	(2,346)	-	-	(1,055)	(1,711)	(9,661)
NET INTEREST INCOME AFTER LOAN LOSSES	6,037	(11,532)	-	-	-	473	(2,879)	19,975
Fee and commission income	11,867	-	-	-	-	-	-	11,867
General Expenses	(18,845)	-	-	(2,782)	1,260	-	-	(17,323)
Personnel Expenses + Profit Sharing	(6,819)	-	-	-	1,260	-	-	(8,079)
Administrative Expenses	(12,026)	-	-	(2,782)	-	-	-	(9,244)
Tax Expenses	(1,871)	1,223	-	-	-	-	278	(3,373)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	-	2
Other Operating Income/Expenses	2,432	-	-	-	-	(171)	5,977	(3,373)
OPERATING INCOME	(377)	(10,308)	-	(2,782)	1,260	301	3,377	7,774
Non Operating Income	566	-	-	-	-	(301)	751	117
NET PROFIT BEFORE TAX	189	(10,308)	-	(2,782)	1,260	-	4,127	7,892
Income Tax	8,261	10,308	-	-	-	-	(971)	(1,077)
Profit Sharing	(1,260)	-	-	-	(1,260)	-	-	0
Minority Interest	(191)	-	-	-	-	-	-	(191)
NET PROFIT	6,998	-	-	(2,782)	-	-	3,157	6,624

	2014	Reclassifications					Others Events[5]	2014
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	28,499	(1,668)	2,517	-	-	-	-	27,649
Allowance for Loan Losses	(11,909)	-	(2,517)	-	-	-	-	(9,392)
NET INTEREST INCOME AFTER LOAN LOSSES	16,590	(1,668)	-	-	-	-	-	18,258
Fee and commission income	11,058	-	-	-	-	-	-	11,058
General Expenses	(19,446)	-	-	(3,689)	991	-	-	(16,749)
Personnel Expenses + Profit Sharing	(6,395)	-	-	-	991	-	-	(7,387)
Administrative Expenses	(13,051)	-	-	(3,689)	-	-	-	(9,362)
Tax Expenses	(3,146)	115	-	-	-	-	(122)	(3,139)
Investments in Affiliates and Subsidiaries	3	-	-	-	-	-	-	3
Other Operating Income/Expenses	(2,580)	-	-	-	-	-	-	(2,580)
OPERATING INCOME	2,478	(1,553)	-	(3,689)	991	-	(122)	6,850
Non Operating Income	141	-	-	-	-	-	-	141
NET PROFIT BEFORE TAX	2,618	(1,553)	-	(3,689)	991	-	(122)	6,991
Income Tax	733	1,553	-	-	-	-	122	(943)
Profit Sharing	(991)	-	-	-	(991)	-	-	0
Minority Interest	(199)	-	-	-	-	-	-	(199)
NET PROFIT	2,161	-	-	(3,689)	-	-	0	5,850

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

	4Q15	Reclassifications					Others Events[5]	4Q15
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation/ Others[4]		Managerial

NET INTEREST INCOME	7,925	665	735	-	-	(442)	(417)	7,384
Allowance for Loan Losses	(4,557)	-	(735)	-	-	(251)	(809)	(2,762)
NET INTEREST INCOME AFTER LOAN LOSSES	3,368	665	-	-	-	(693)	(1,226)	4,622
Fee and commission income	3,210	-	-	-	-	-	-	3,210
General Expenses	(4,606)	-	-	(440)	467	-	-	(4,632)
Personnel Expenses + Profit Sharing	(1,735)	-	-	-	467	-	-	(2,202)
Administrative Expenses	(2,871)	-	-	(440)	-	-	-	(2,430)
Tax Expenses	(849)	(65)	-	-	-	-	-	(784)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	192	-	-	-	-	994	-	(802)
OPERATING INCOME	1,315	600	-	(440)	467	301	(1,226)	1,614
Non Operating Income	(322)	-	-	-	-	(301)	-	(21)
NET PROFIT BEFORE TAX	993	600	-	(440)	467	-	(1,226)	1,593
Income Tax	682	(600)	-	-	-	-	1,226	55
Profit Sharing	(467)	-	-	-	(467)	-	-	0
Minority Interest	(40)	-	-	-	-	-	-	(40)
NET PROFIT	1,167	-	-	(440)	-	-	-	1,607

	3Q15	Reclassifications					Others Events[5]	3Q15
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Foreign exchange variation		Managerial

NET INTEREST INCOME	856	(8,358)	527	-	-	1,395	(339)	7,631
Allowance for Loan Losses	(3,892)	-	(527)	-	-	(567)	(350)	(2,448)
NET INTEREST INCOME AFTER LOAN LOSSES	(3,036)	(8,358)	-	-	-	828	(689)	5,183
Fee and commission income	2,919	-	-	-	-	-	-	2,919
General Expenses	(4,469)	-	-	(442)	261	-	-	(4,288)
Personnel Expenses + Profit Sharing	(1,793)	-	-	-	261	-	-	(2,054)
Administrative Expenses	(2,676)	-	-	(442)	-	-	-	(2,234)
Tax Expenses	101	871	-	-	-	-	-	(770)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	-	0
Other Operating Income/Expenses	(1,734)	-	-	-	-	(828)	(62)	(844)
OPERATING INCOME	(6,218)	(7,487)	-	(442)	261	(0)	(751)	2,201
Non Operating Income	772	-	-	-	-	-	751	21
NET PROFIT BEFORE TAX	(5,447)	(7,487)	-	(442)	261	(0)	0	2,222
Income Tax	7,056	7,487	-	-	-	-	-	(431)
Profit Sharing	(261)	-	-	-	(261)	-	-	0
Minority Interest	(82)	-	-	-	-	-	-	(82)
NET PROFIT	1,266	-	-	(442)	-	(0)	0	1,708

1. Fiscal Hedge: See more details on page 23.

2. Credit Recovery: Reclassified from revenue from loan operations to the allowance for loan losses.

3. Amortization of Goodwill: Reversal of goodwill amortization expenses.

4. Exchange rate variations/other: This also includes, in addition to the effect of exchange rate changes, reclassifications between results lines (other operating income/expenses, income from the allowance for loan losses and non-operating income) for better comparability with previous quarters.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

5. Others:

a)  Net interest income: adjustment to the appreciation of assets corresponding to the impairment of securities.

b)  Allowance for loan losses: complementary provisions recorded and isolated impacts from large companies.

c) Tax expenses: In 2Q15, reversal of the restatement of the COFINS provision related to 2015. In the 9M14, there is R$ 122 million that refers to the deferred tax assets registered as a result of the election made according to the Law 12,996/2014 .

d) Other operating income/expenses:

●        In the 2Q15, reversal of COFINS tax provisions totaling R$ 7.7 billion; the impairment of software, amounting to R$ 363 million, due to systems obsolescence and discontinuity; the impairment of payroll assets totaling R$ 534 million; and provisions for civil and tax contingencies amounting to R$ 735 million.

●        In the 3Q15, the gain regarding to Cofins reimbursement, totaling R$ 765 million; impairment of assets totaling R$ 312 million; and others provisions totaling R$ 515 million.

e) Income tax: Of the total of R$ 1,226 million, approximately R$ 800 million refer to the use of tax credits not activated in the fourth quarter of 2015, and the rest is the tax effect of non-recurring events in the margin and allowance for loan losses lines.

f) Non-operating income: Sale of the custody business in 3Q15.

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be

Simple | Personal | Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer